Jodie M. Bourdet T: +1 415 693 2054 jbourdet@cooley.com	VIA EDGAR AND FEDEX

May 22, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Atara Biotherapeutics, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted April 10, 2014
CIK No. 0001604464

Dear Mr. Riedler:

On behalf of Atara Biotherapeutics, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated May 8, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on April 10, 2014. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”). We are sending a copy of this letter and the Amended Registration Statement in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement originally submitted on April 10, 2014, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	We note that there are a number of additional exhibits that have yet to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

A substantial number of the exhibits are being filed with the Amended Registration Statement. We will file the few remaining exhibits with sufficient time for the Staff to review such exhibits and for the Company to respond to any comments that may result from the Staff’s review.

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U.S. Securities and Exchange Commission

May 22, 2014

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2.	We note that you intend to request confidential treatment for portions of information contained in your exhibits. If you have not done so, please submit your application for confidential treatment as soon as possible so that we may begin our review of your request. Any staff comments to your application will be sent separately from comments to your draft registration statement.

We advise the Staff that on April 25, 2014, the Company submitted to the Office of the Secretary of the Commission an application for confidential treatment for portions of Exhibits 10.16 to 10.25. The redacted versions of the agreements for which confidential treatment is being requested are being filed with the Amended Registration Statement.

3.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company confirms that the graphics included in the Amended Registration Statement are the only graphics that the Company intends to use in its prospectus. If the Company determines to include any additional graphic or visual information in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and, to the Company’s knowledge, no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. If the Company presents such written communications or becomes aware that such written communications or research reports have been distributed, the Company will notify the Staff and provide it with copies of the relevant written communications or research reports.

Prospectus Summary

Corporate Information, page 4

5.	Please revise your disclosure in this section, in your risk factor on page 42 and on page 62 under the header “Emerging Growth Company Status” to describe how and when a company may lose such status.

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May 22, 2014

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The disclosure on pages 5, 42 and 65 of the Amended Registration Statement provides additional information about when the Company may lose “emerging growth company” status.

6.	We note your disclosure on page 63 which states that you are opting out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Please expand your disclosure to discuss your election under Section 107(b) of the JOBS Act in this section as well. Also, please expand your disclosure in this section and on page 63 to include a statement that the election is irrevocable.

The disclosure on pages 5 and 65 of the Amended Registration Statement discusses the Company’s election under Section 107(b) of the JOBS Act and includes statements that the election is irrevocable.

Risk Factors, page 10

7.	Please add an appropriately titled risk factor discussing your ability to use your net operating loss carryforwards. In doing so, please quantify the amount of your net operating loss carryforwards and provide similar information to that contained in the section entitled “Income Taxes” on page 60 of your registration statement.

The disclosure on page 13 of the Amended Registration Statement includes a risk factor discussing the Company’s ability to use its federal net operating loss carryforwards.

Risks related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property…, page 24

8.	Please expand your risk factor discussion to highlight the current expected expiration date for the patents underlying your most advanced product candidates, PINTA 745 and STM 434.

The disclosure on page 24 of the Amended Registration Statement describes the current expected expiration dates for the patents underlying PINTA 745 and STM 434.

Risks Related to the Commercialization of Our Product Candidates

If we and our third-party manufacturers fail to comply with environmental…, page 39

9.	Please disclose here and elsewhere in the risk factors where you address the company’s liability risks and corresponding insurance coverage that you carry insurance coverage with policy limits that are customary for similarly situated companies and adequate to provide you with insurance coverage for foreseeable risks.

The disclosure on pages 39 and 43 of the Amended Registration Statement contains the supplemental information requested by the Staff.

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Special Note Regarding Forward-Looking Statements and Industry Data, page 48

10.	Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements on page 48 that you “have not independently verified market and industry data from third-party sources” and that “neither your research nor your market definitions have been verified by any independent source” could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically acknowledging responsibility for the accuracy of these statements and potential liability under the federal securities laws.

The Company has deleted these statements on page 48 of the Amended Registration Statement.

Use of Proceeds, page 49

11.	To the extent practicable, please disclose how far in the planned confirmatory Phase 2 and initial Phase 1 clinical trials of, respectively, PINTA 745 and STM 434, you estimate the offering proceeds and existing cash resources will enable you to reach.

The disclosure on page 49 of the Amended Registration Statement discusses how far the Company anticipates the proceeds of the offering will allow it to progress the clinical studies and trials.

Capitalization, page 52

12.	Please tell us why the issuance of the 2,204,693 shares of Series B convertible preferred stock in January 2014 and the subsequent conversion into common stock immediately prior to the closing of this offering is excluded from pro forma.

The Company advises the Staff that the shares of Series B convertible preferred stock are included as issued and outstanding as of March 31, 2014 in the Amended Registration Statement and will be included in the Company’s pro forma calculation when pro forma information is presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Accrued Research and Development Expenses, page 58

13.	Please revise your disclosure to clarify whether changes in estimates have been material for each period presented, quantifying any material changes in estimate.

The disclosure on page 60 of the Amended Registration Statement clarifies that there have been no material changes to the Company’s estimates.

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Page Five

Business, page 69

14.	Where the following terms first appear in this section and the Prospectus Summary, please give the meaning and significance of such terms in plain language that may be understood by a lay reader not acquainted with the relevant industry or scientific field.

•	statistical significance;
•	murine surrogate;
•	FDA breakthrough designation;
•	upregulated;
•	CKD;
•	histological; and
•	ligand.

The disclosure throughout the Amended Registration Statement has been revised in accordance with the Staff’s comment.

15.	Please specify the studies to which you refer in the fifth paragraph on page 69 regarding the beneficial properties demonstrated by PINTA 745.

The disclosure on pages 2 and 72 of the Amended Registration Statement specifies the studies to which the Company is referring.

Our Product Candidates, page 72

16.	Please disclose, where applicable in your discussion of your product candidates in development, including PINTA 745 and STM 434, when INDs were filed for the commencement of clinical trials, the name of the trial sponsor and, with respect to PINTA 745, whether any INDs remain open. If an IND was not filed pertaining to any of your clinical trials, please explain why the IND was not required.

The Company has revised the disclosure on pages 75 and 84 of the Amended Registration Statement to indicate when INDs were filed, the name of the trial sponsors and, with respect to PINTA 745, whether any INDs remain open.

Preclinical Studies, page 76

17.	We note that your preclinical trials make reference to p-values in the charts provided and results that were statistically significant. Please explain what the term “p-value” refers to and what it indicates about the statistical significance of results obtained from the trials.

The disclosure on page 78 of the Amended Registration Statement explains the term “p-value.”

PINTA 745 Phase 1 Clinical Studies – Safety and Tolerability, page 78

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18.	Please quantify what you mean by “decreased slightly” and “remained slightly lower” when you state, “Of note, body fat decreased slightly in the 3.0 mg/kg group at the end of the treatment period and remained slightly lower than baseline four weeks after the cessation of treatment.”

The disclosure on page 82 of the Amended Registration Statement quantifies the statements referenced in the Staff’s comment.

STM 434, a Targeted Therapy for Ovarian Cancer and Potentially other Solid Tumors

Preclinical Studies

TOV-21G Mouse Models (Clear Cell Ovarian Tumors), page 85

19.	We note that in a subsequent preclinical study where you evaluated STM 434/s in a TOV-21G model used as both a single agent and in combination with the chemotherapy agent 5-fluorouracil, results from these experiments showed a statistically significant reduction in tumor volume for the agent. In addition to the accompanying table, please expand the narrative description of the study to quantify the statistically significant reduction in tumor volume.

The disclosure on page 90 of the Amended Registration Statement expands the narrative description of the study to quantify the statistically significant reduction in tumor volume.

Inhibin Knockout Mouse Model (Granulosa Cell Tumors), page 87

20.	We note that that knockout model treated with STM 434/s showed a statistically significant improvement in survival as compared to knockout mice treated with saline. Please expand your disclosure to quantify the statistically significant improvement in survival and include p-values.

The disclosure on page 91 of the Amended Registration Statement quantifies the statistically significant improvement in survival and provides p-values.

Pipeline, page 88

21.	We note that you have five pipeline product candidates in the research stage, but that you only provide a description of three of these programs. Please expand your disclosure to provide a description of your other two programs.

The disclosure on page 93 of the Amended Registration Statement provides a description of the Company’s other two programs.

License Agreements, page 90

22.	Please expand your disclosure to quantify the amount of shares of Series A-1 preferred stock which you issued to Amgen under all of your license agreements. Also, please

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disclose that each share of preferred stock will convert to one share of common stock immediately prior to the completion of this offering.

The disclosure on pages 94 and 95 of the Amended Registration Statement quantifies the number of shares of Series A-1 preferred stock issued to Amgen under the Company’s license agreements and confirms that each (post-recapitalization) share of preferred stock held by Amgen converts into one share of common stock.

23.	Please quantify the amount of fees you have paid to Amgen to date for clinical supplies under your license agreement for PINTA 745.

The disclosure on page 94 of the Amended Registration Statement quantifies the amount of fees paid to Amgen to date for clinical supplies under the Company’s license agreement for PINTA 745.

Intellectual Property

Patents, page 91

24.	Please disclose the expected expiration dates for your U.S. patents separately from your non-U.S. patents.

The disclosure on page 96 of the Amended Registration Statement includes the expected expiration dates of the Company’s U.S. patents separately from its non-U.S. patents.

Employment Arrangements

Gad Soffer, page 111

25.	Please clarify whether Mr. Soffer’s employment agreement entitles him to any termination-based payments or benefits.

The disclosure on page 115 of the Amended Registration Statement states that there are no termination-based payments or benefits under Mr. Soffer’s employment agreement.

Lock-Up Agreements, page 129

26.	Please confirm that the lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

The Company confirms that it will file a form of lock-up agreement as an exhibit to the form of underwriting agreement that it will be filing, when available, as Exhibit 1.1 to a subsequent amendment to the Amended Registration Statement.

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation, page F-7

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May 22, 2014

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27.	Please provide us an analysis that supports presenting the financial statements on a combined basis. Please demonstrate how Atara, Nina, Pinta and Santa Maria were under common control or management and provide the ownership and management information for each of the companies separately. Clarify what management functions Atara provided other than the payment of common expenses as disclosed in Note 1 and whether Atara has provided or provides management functions to entities besides Nina, Pinta and Santa Maria.

The Company advises the Staff of the following:

Atara, Nina, Pinta and Santa Maria were formed in August 2012 by the same investor group and with a single management team. The four companies were capitalized individually and Nina, Pinta and Santa Maria each entered into a licensing agreement with Amgen to develop, manufacture and commercialize a single (or small group of) drug candidate(s). Atara was capitalized with a nominal amount of equity and its sole purpose was to provide management and administrative services for Nina, Pinta and Santa Maria. The management team and all employees were employed by Atara, but provided services to all four companies. In substance, the four companies have been managed as a single entity from inception.

In March 2014 and in anticipation of an initial public offering, the Company entered into a recapitalization transaction (the “Recapitalization”) in which Nina, Pinta and Santa Maria became wholly-owned subsidiaries of Atara. The Recapitalization was achieved through a share exchange that is considered a tax-free exchange for U.S. federal income tax purposes. As a result of the Recapitalization, the four companies became one consolidated group and the financial statements of the Company are presented on a consolidated basis for periods subsequent to the Recapitalization.

In concluding that the financial statements of the Company should be presented on a combined basis prior to the Recapitalization, the Company considered the following factors:

Common Ownership:

The following table shows the relative ownership percentages of Nina, Pinta and Santa Maria prior to the Recapitalization and the relative ownership percentages of Atara subsequent to the Recapitalization:

	Summary Ownership Prior to Recapitalization						Post Recapitalization
	Santa Maria		Nina		Pinta		Atara
	Shares (in thousands)%		Shares (in thousands)%		Shares (in thousands)%		Shares (in thousands)%
Baupost Entities Total	6,614	11.8%	6,614	11.8%	6,614	11.8%	2,205	11.8%
Celgene Corporation	4,899	8.7%	4,899	8.7%	4,899	8.7%	1,633	8.7%
Amgen Entities	4,850	8.6%	4,850	8.6%	4,850	8.6%	1,617	8.6%
Investor A	245	0.4%	245	0.4%	245	0.4%	82	0.4%
KPCB Holdings, Inc.	10,439	18.6%	10,439	18.6%	10,439	18.6%	3,480	18.6%
Control Empresarial	5,207	9.3%	5,207	9.3%	5,207	9.3%	1,736	9.3%

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DAG Entities Total	7,439	13.2%	7,439	13.2%	7,439	13.2%	2,480	13.2%
Alexandria Equities, LLC	2,958	5.3%	2,958	5.3%	2,958	5.3%	986	5.3%
Individual shareholder	744	1.3%	744	1.3%	744	1.3%	248	1.3%
Domain Entities Total	7,439	13.2%	7,439	13.2%	7,439	13.2%	2,480	13.2%
Carol Gallagher	131	0.2%	131	0.2%	131	0.2%	44	0.2%
Mgmt and Employees	5,208	9.3%	5,208	9.3%	5,208	9.3%	1,736	9.3%

As noted in the ownership information presented above, no single stockholder or stockholder group held more than a 50% ownership in Nina, Pinta or Santa Maria, either before or after the Recapitalization. In addition, no single stockholder had majority voting control. Thus, voting control cannot be used to demonstrate that the four companies were under common control. However, there was an exceedingly high degree of common ownership of Atara, Nina, Pinta and Santa Maria from inception through the Recapitalization. The stockholders of Nina, Pinta and Santa Maria were identical and the percentage ownership held by each stockholder was identical both before and after the Recapitalization. Atara was originally owned by a subset of these stockholders (the Chief Executive Officer and KPCB Holdings, Inc. and Domain Entities, the two largest investors in Nina, Pinta and Santa Maria), so its ownership was similar to but not identical to that of Nina, Pinta and Santa Maria. However, Atara originally existed for the purpose of providing administrative services to the other three companies and had immaterial standalone value. Atara was capitalized with an initial equity contribution of $1,200 and the common stock issued at formation was cancelled in connection with the Recapitalization. No dividends, return of capital or other compensation was issued to the Atara stockholders when this common stock was cancelled, further demonstrating the lack of value and substance in Atara as a standalone company.

Common Boards of Directors:

The following table shows the members of the Boards of Directors of Atara, Nina, Pinta and Santa Maria prior to the Recapitalization:

Boards of Directors – Prior to Recapitalization
	Atara	Nina	Pinta	Santa Maria
Member	Isaac Ciechanover	Isaac Ciechanover	Isaac Ciechanover	Isaac Ciechanover
Member	Carol Gallagher	Carol Gallagher	Carol Gallagher	Carol Gallagher
Member	Beth Seidenberg	Beth Seidenberg	Beth Seidenberg	Beth Seidenberg
Member	Eckard Weber	Eckard Weber	Eckard Weber	Eckard Weber
Member		Joel Marcus	Joel Marcus	Joel Marcus

As noted in the table above, the members of the Boards of Directors of Nina, Pinta and Santa Maria were identical prior to the Recapitalization. Four of these five members also sat on the Board of Directors of Atara and had the ability to control Atara’s activities. Board meetings for all four companies were historically held consecutively and were attended by the same members of management and shareholder observers.

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Common Management:

The following table shows the Executive Officers of Atara, Nina, Pinta and Santa Maria prior to the Recapitalization:

Executive Officers – Prior to Recapitalization
	Atara	Nina	Pinta	Santa Maria
Chief Executive Officer	Isaac Ciechanover	Isaac Ciechanover	Isaac Ciechanover	Isaac Ciechanover
Chief Financial Officer	John McGrath	John McGrath	John McGrath	John McGrath
Chief Medical Officer	Chris Haqq	Chris Haqq	Chris Haqq	Chris Haqq
Chief Operating Officer	Gad Soffer	Gad Soffer	Gad Soffer	Gad Soffer

As noted in the table above, the Chief Executive Officer, Chief Financial Officer, Chief Medical Officer and Chief Operating Officer are identical for Atara, Nina, Pinta and Santa Maria.

Common facilities, policies and shared employees:

Since inception, Atara, Nina, Pinta and Santa Maria have all operated out of the same offices in Brisbane, CA and Westlake Village, CA. Policies and procedures are identical across companies and all financial reporting, cash management and resource allocations are evaluated on a combined basis. All employees were employed by Atara, but each employee provided services to all four companies.

Under the terms of the management and service agreements between the four companies, Atara performed the following services for each of Nina, Pinta and Santa Maria:

•	Management and operation of business activities;
•	Clerical, executive, administrative and financial services, including maintenance of bank accounts, preparation of tax returns and processing of cash disbursements;
•	Human resource management, including the selection, employment and supervision of all employees and administration of equity incentive plans;
•	Supervision of contractors and consultants;
•	Assistance obtaining/maintaining copyright registrations, trademarks and patents;
•	Evaluation and negotiation of contracts and transactions;
•	Development and administration of all clinical studies and trials; and
•	Communication with regulatory authorities and government agencies.

Atara did not provide services to any companies other than Nina, Pinta and Santa Maria.

Conclusion:

Based upon these factors, the Company has concluded that Atara, Nina, Pinta and Santa Maria were economically linked and, in effect, operated as companies under common control since

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May 22, 2014

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inception. Accordingly, pursuant to ASC 810-10-55-1B, the financial statements of the four companies have been presented on a combined basis for all periods prior to the Recapitalization.

In response to the Staff’s comment, the disclosure on pages 58 and F-8 of the Amended Registration Statement clarifies that Atara was formed as a management company with the sole purpose of providing management, financial and administrative services for Nina, Pinta and Santa Maria.

Stock-based compensation expense, page F-10

28.	Please provide the disclosure regarding expected volatility required by ASC 718-10-50- 2.f.2.ii.

The Company advises the Staff that the Company’s stock-based compensation expense relates to restricted common stock shares. The fair value for these awards was determined to be their intrinsic value and volatility was not considered in the calculation of stock-based compensation expense. Per ASC 718-10-50-2, a company that uses the intrinsic value method is not required to disclose volatility information.

In response to the Staff’s comment, the disclosure on pages 62 and F-15 of the Amended Registration Statement provides that the computation of expected volatility is based on the historical volatility of a representative group of public biotechnology and life sciences companies with similar characteristics, including early stage of product development and therapeutic focus.

29.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

The Company advises the Staff that it has not yet determined the price range for the proposed offering. The Company will supplementally provide the range and the requested information once a price range has been determined.

9. Subsequent Events, page F-22

30.	Please describe to us the accounting you will ascribe to the Recapitalization and provide us an analysis to support that accounting with reference to appropriate authoritative literature.

The Company advises the Staff that the Company’s combined and consolidated financial statements as of March 31, 2014 included in the Amended Registration Statement reflect the impact of the Recapitalization that occurred on March 31, 2014. As discussed above in the Company’s response to the Staff’s comment #27, Atara, Nina, Pinta and Santa Maria were considered entities under common management and common ownership prior to the Recapitalization. The

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Recapitalization was a transaction among entities with a high degree of common ownership and lacked economic substance. Accordingly, the transaction was accounted as a combination of businesses under common control, the assets and liabilities were recorded at their historical carrying values, and there was no gain or loss recognized on the exchange of shares. The Recapitalization had no impact on the Company’s financial statements except that the number of outstanding shares was adjusted to reflect a share exchange on a nine-for-one basis and $1,524 was moved from common stock – par value to additional paid-in capital to properly reflect the par value of outstanding common stock shares.

The Company considered the following remarks by Commission staff member Donna Coallier in a December 1997 speech at the annual AICPA SEC National Conference of Current SEC Developments when determining how to account for the Recapitalization transaction:

Her remarks, in part, were as follows:

“… when there is a transaction between entities with a high degree of common ownership, but that are not under common control, the staff assesses the transaction to determine whether the transaction lacks substance… in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.”

Based on these remarks, each investor in the entities subject to the transaction must have very similar (if not identical) ownership percentages in the entities before and after the transaction in order for a transaction between entities not under common control to be deemed non-substantive and accounted for based on the guidance in ASC 805-50-30-5 and 805-50-30-6, Transactions between Entities Under Common Control. In the Company’s situation, stockholder ownership percentages before and after the Recapitalization were identical for the shareholders of Nina, Pinta and Santa Maria and the newly-issued Atara equity had identical rights and privileges as the existing equity in Nina, Pinta and Santa Maria.

The Company considered whether the fact that the ownership structure of Atara prior to the Recapitalization was not exactly identical to that of Nina, Pinta and Santa Maria would preclude a conclusion that the Recapitalization lacked substance. Prior to the Recapitalization, Atara was owned by a subset of the stockholders of Nina, Pinta and Santa Maria, so its ownership was similar but not identical to that of Nina, Pinta and Santa Maria. However, Atara was capitalized with a nominal $1,200 equity contribution split equally between three owners, all of whom were also shareholders of Nina, Pinta and Santa Maria (the Chief Executive Officer and KPCB Holdings, Inc. and Domain Entities, the two largest investors in Nina, Pinta and Santa Maria). The common stock issued in exchange for the $1,200 equity contribution was forfeited and canceled in the Recapitalization. No dividends, return of capital, or other form of consideration was issued to the shareholders of Atara in exchange for their agreement to forfeit their shares of Atara common stock. Based on

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these factors, we concluded that the value of Atara was de minimis and the slightly-different ownership structure did not preclude a conclusion that the Recapitalization lacked substance.

Accordingly, the Company concluded that the Recapitalization would be accounted for based on the guidance in ASC 805-50-30-5 and 805-50-30-6, Transactions between Entities Under Common Control.

31.	Please tell us how earnings per share will be calculated and presented in financial statement periods that precede and include the recapitalization with reference to appropriate authoritative literature.

The Company advises the Staff that earnings per share will be calculated and presented in the financial statements with the impact of the Recapitalization reflected retrospectively for all periods presented, in accordance with FASB ASC Topic 260 and FASB ASC paragraph 260-10-55-12.

32.	Please explain how you calculated the number of shares of common stock after the recapitalization of 1,693,687 since it does not appear to be calculated by using the number of shares before the recapitalization of 16,443,185 exchanged on a nine-for-one basis.

The Company advises the Staff that our calculation of the number of shares of common stock after the recapitalization on March 31, 2014 was determined as follows:

Common shares outstanding as of December 31, 2013	15,605,061
Issuance of common stock upon vesting of awards	838,125
Cancellation of outstanding Atara common shares	(1,200,000)

Subtotal	15,243,186
Impact of nine-for-one stock exchange	÷9

Balance at March 31, 2014	1,693,687

In response to the Staff’s comment, the disclosure on page F-23 of the Amended Registration Statement includes this information.

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Please contact me at (415) 693-2054 or Kenneth L. Guernsey at (415) 693-2091 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jodie M. Bourdet

Jodie M. Bourdet

cc:	Isaac E. Ciechanover, M.D., Atara Biotherapeutics, Inc.
Kenneth L. Guernsey, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

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